EXHIBIT 99.1

POET Technologies Issues CEO Letter to Shareholders

SAN JOSE, Calif., Nov. 02, 2016 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX:POETF); (TSX Venture:PTK), a developer of opto-electronics fabrication processes for the semiconductor industry, today published the following letter to shareholders from the Company’s Chief Executive Officer, Dr. Suresh Venkatesan.

November 2, 2016

To Our Shareholders,

Following today’s close of our public offering, which generated aggregate gross proceeds of C$12,528,000, I would like to address the concerns expressed by several of our shareholders and expand further on the Company’s rationale for raising additional capital at this time. Let me emphasize that the decision to raise capital was made following careful evaluation and consideration by POET’s executive management team and the Board. Our increased manufacturing capability in Singapore fundamentally changes the Company’s capital investment priorities. We therefore collectively determined that the offering was essential in order to make critical investments in multiple areas of the business.

First, it is important for the Company to gain greater control over its own destiny as we continue to advance technology and product development related to POET’s integrated optical platform technology, including both the VCSEL and detector. As previously communicated, we have completed transfer from the lab and are beginning to develop and optimize our integrated optical platform technology in a high-volume large wafer scale manufacturing foundry. As we continue product development of the POET platform technology, we anticipate bringing key capabilities in-house for the most time-sensitive aspects of technology development to help avoid future delays associated with third-party vendors. These delays relate to the timing and scheduling of POET’s manufacturing requirements in the production plans of the vendors.  As a small company with limited prototype runs, we do not represent a large current account to these vendors and lead times can sometimes extend to months. We believe that investments in the development of multiple sources for our epitaxial wafers and in capital equipment will allow us to accelerate the cycles of learning that are needed to produce prototype devices that meet distinct specifications.

Second, we believe the Company has a significant opportunity to drive meaningful near-term revenue growth through its recently acquired DenseLight business. The capital we raised should allow us to invest in expanded sales and product development of the DenseLight product portfolio, including the introduction of competitive new products for the sensing and lasing markets.  There is strong market demand for these products today, and it’s imperative that the Company have sufficient working capital to effectively participate in these markets and capture market share to drive near-term revenue growth. The success of our DenseLight business should provide the Company with established sales channels and customer relationships that will ultimately be essential to the commercialization of the POET platform technology. Additionally, it should provide the potential to accelerate time-to-market once we reach that stage of commercialization.

POET is no longer solely a research and development company. We have a manufacturing facility and infrastructure that enables us to internalize manufacturing of our technology. We must continue to drive investment in technology and product development to achieve commercialization and begin capitalizing on the full revenue potential of our existing technology platform and infrastructure.

Third, it is important that POET maintain a strong balance sheet as we make the investments outlined above -- investments that are required to support the evolution of our business model. It is increasingly clear that we must first demonstrate production-ready products before pursuing potential licensing opportunities, since potential licensees require evidence beyond laboratory demonstrations as key proof points of commercialization prior to making any significant investment. As we continue to grow the Company and its product portfolio, we anticipate having an increasing number of opportunities to pursue larger customers as well as partners. A strong balance sheet is extremely important for exhibiting sustainability and being viewed as a reliable supplier or collaborator. Following the offering, POET is now in a better position to operate from a position of strength and preserve its strategic focus on building a long-term, sustainable business. Also in support of our efforts to prudently manage financial resources, we are implementing cost reduction measures, including a temporary decrease in salaries of all POET executives in the U.S. These actions will help to preserve cash and maximize the amount of resources available to fund technology development.

Lastly, let me address the pricing of the offering. The offering price is not an indication of management’s view on the long-term value of the Company. In fact, we are now more encouraged about the future opportunities and prospects of our business. However, the pricing of any public offering is determined by investor demand in coordination with the investment banks placing the offering, which reflects a variety of factors that are not necessarily related to the trading price of the stock when the offering is initiated. That said, we acknowledge and recognize the concerns raised by shareholders resulting from the pricing of the Company’s public offering, which followed extensive marketing efforts we made in Canada, the United States and Europe. As outlined above, we felt it was important to secure the necessary funds today that would enable us to make critical investments in our business and product development. We believe without this investment the Company’s ability to ramp our existing products as well as the methods by which we pursue full commercialization of the POET technology would be constrained. The certainty of a raise today, versus the unknown market environment that could possibly be faced in the future, warranted us to proceed with the raise. Additionally, as part of this offering we were able to secure sophisticated institutional investors, which we expect to provide expanded awareness for POET in the U.S. and other international financial markets.

In closing, we as a management team and our Board are greatly appreciative for the significant investment each of our shareholders has made in POET, as well as their continued passionate interest and support. We remain steadfast in our commitment to build a long-term, sustainable business that can potentially increase the value and valuation of our Company. Although the path and timelines to achieve full commercialization may have evolved from what was originally envisioned, I am confident that we are better positioned today to achieve our goals and vision. I would like to personally thank our shareholders for your long-standing and continued support of POET Technologies.

Sincerely,

Dr. Suresh Venkatesan
Chief Executive Officer, POET Technologies, Inc.

About POET Technologies Inc.
POET (Planar Opto-Electronic Technology) is a developer of opto-electronics and Photonic fabrication processes and products. Photonics integration is fundamental to increasing functional scaling and lowering the cost of current Photonic solutions. POET believes that its advanced opto- electronics process platform enables substantial improvements in energy efficiency, component cost and size in the production of smart optical components, the engines driving applications ranging from data centers to consumer products to military applications. Silicon Valley-based POET’s patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to serve as an industry standard for smart optical components. More information may be obtained at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS
(signed) “John F. O’Donnell”, Secretary

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward-Looking Information

This press release and letter to shareholders contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company’s expectations regarding the POET integrated optical platform technology and the Company’s DenseLight business. These statements include POET’s (i) anticipations bringing key capabilities in-house to help avoid delays, (ii) belief that certain investments will allow it to accelerate cycles of learning, and (iii) belief that it has a significant opportunity to drive meaningful near-term revenue and accelerate time-to-market.

They also include POET’s expectations with respect to the capability, functionality, performance and cost of technology as well as POET’s anticipation of having an increasing number of opportunities to pursue larger customers as well as partners, and to being positioned to achieve our goals and vision.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in the press release and letter to shareholders are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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Shareholder Contact:
Shelton Group
Brett L. Perry
Leanne K. Sievers
E: sheltonir@sheltongroup.com